CORE FINANCIAL, LLC
A wholly-owned subsidiary of Core Capital Partners, LLC

FINANCIAL STATEMENTS
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68330

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024**   AND ENDING **12/31/2024**

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **CORE Financial, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1086 N. Fourth Street, Suite 108
(No. and Street)

Columbus	**OH**	**43201**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeffrey Coopersmith	**614 485 2500**	**jac@crecrealestate.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – if individual, state last, first, and middle name)

600 Superior Ave E. #902	**Cleveland**	**OH**	**44114**
(Address)	(City)	(State)	(Zip Code)
09-24-2003		**173**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey Coopersmith_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____CORE Financial, LLC_____, as of December 31_____, 2 024____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

PHILIPP LEHMANN-SUAREZ
Notary Public · State of Florida
Commission # HH 426505
My Comm. Expires Jul 26, 2027

Signature: _____

Title: _____
Founder & Chairman

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CORE FINANCIAL, LLC
Columbus, Ohio

FINANCIAL STATEMENTS
December 31, 2024

CONTENTS



Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

Member of Core Financial, LLC
Columbus, Ohio

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Core Financial, LLC (the "Company") as of December 31, 2024, the related statements of operations and changes in member's equity, and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule of Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934 and the Statement Regarding Computation for Determination of the Reserve Requirements, and Possession or Control Requirements Under Rule 15c3-3 of the Securities Exchange Act of 1934 ("Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Core Financial, LLC's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2013.

Cleveland, Ohio
February 27, 2024

CORE FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

Assets

Cash	$	170,972
Other assets:		
Prepaid expenses		16,704
CRD fund deposit		2,362
Total other assets		19,066
Total assets	$	190,038

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	38,712
Member's equity		151,326
Total liabilities and member's equity	$	190,038

See accompanying notes to financial statements.

CORE FINANCIAL, LLC

STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

For the Year Ended December 31, 2024

Revenue	$ 29,059
Expenses	
Compensation, rent, insurance and other expenses paid to a related party	165,600
Professional fees	23,124
Regulatory fees	36,873
Other expenses	12,246
Total expenses	237,843
Net income (loss)	(208,784)
Member's equity – beginning of the year	58,710
Contributions from member	301,400
Member's equity – end of the year	$ 151,326

CORE FINANCIAL, LLC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2024

Cash flows from operating activities	
Net income (loss)	$ (208,784)
Adjustments to reconcile net loss to net cash from operating activities:	
Decrease in other assets	144
Increase in liabilities	19,352
Noncash contribution for share services expense	55,200
Net cash from operating activities	(134,088)
Cash flows from financing activities	
Contributions from member	246,200
Net change in cash	112,112
Cash – beginning of year	58,860
Cash – end of year	$ 170,972

SUPPLEMENTAL NONCASH DISCLOSURE:

Capital Contribution	$ 55,200

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND OPERATIONS

Core Financial LLC (the Company) was established in May 2009. The Company was approved by the Financial Industry Regulatory Authority (FINRA) in June 2010 to conduct securities transactions. In November 2011, the shareholders of Core Financial, LLC transferred their ownership to Core Capital Partners, LLC (Partners), and the Company became a wholly-owned subsidiary.

The Company is a limited broker-dealer whose only business is to act as placement agent for real estate investment syndications mandated by and with an affiliate. The Company is required to meet the rules and regulations of the Securities and Exchange Commission (SEC) and the Divisions of Securities in the states the Company is registered. The Company has represented that it does not and will not: (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted (GAAP) in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes: The Company is a limited liability company and does not pay federal or state income taxes on its income. Accordingly, no provision or credit for federal or state income taxes is recorded in the financial statements.

The Company annually evaluates tax positions in accordance with the Income Taxes Topic of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The standard prescribes recognition thresholds and measurement attributes for the financial statement recognition and measurement of tax position taken or expected to be taken in the tax return. This standard also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition accounting. The Company remains subject to examination by taxing authorities in jurisdictions where the Company has filed returns for years after 2020. As of December 31, 2024, management believes that no uncertain tax positions exist based on its most recent annual reviews.

Statements of Cash Flows: For purposes of reporting cash flows, cash includes demand deposits held by banks.

Revenue Recognition: The Company's only source of revenue is commissions from private real estate offerings. The Company sells equity interests in real estate investments and earns a contingent commission of those sales. Revenue is recognized at the time the contingency is removed which is at the closing of the real estate purchase transaction.

Adoption of New Accounting Standards: On January 1, 2024, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2023-07, "Improvements to Reportable Segment Disclosures" ("ASU 2023-07") which requires all public entities, including those with a single reportable segment, to disclose additional information about a reportable segment's expenses, among other requirements.

NOTE 3 – CASH

The Company maintains its cash in one account, which, at times, may exceed federally insured limits. At December 31, 2024, the cash balance was $170,972.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2024, the Company had net capital of $132,260, which was $127,260 in excess of its required net capital of $5,000.   The Company's percentage of aggregate indebtedness to net capital was 29.27%.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company earns all revenue from investment syndications with related party affiliates. Additionally, the Company has entered into an expense sharing agreement with Partners. For the year ended December 31, 2024, the expense sharing agreement required payment of $13,800 per month to pay for overhead and administrative costs.   The total of expense sharing payments made during 2024 was $165,600.   The following table provides a summary of the Company's expense sharing payments.

Payroll	$ 141,900
Office Rent	7,500
Insurance	7,200
Office Overhead	9,000
Total Expense Sharing	$ 165,600

NOTE 6 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of private placement of securities. The Company has identified its Managing Partners as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy.

The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Revenue and expenses are noted in the Statement of Operations and expenses are further described in Note 5, Related Party Transactions. The company derived 100% of its total revenues from one customer, an affiliate of the Partners, in 2024.

SUPPLEMENTAL INFORMATION

SCHEDULE OF COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
December 31, 2024

Computation of Net Capital

Member's equity	$ 151,326
Non-allowable assets:	
Other assets	$ 19,066
Net capital	$ 132,260
Total aggregate indebtedness	$ 38,712
Computation of basic net capital requirement (greater of \$5,000 and 6 2/3% of aggregate indebtedness)	$ 5,000
Excess net capital	$ 127,260
Percentage of aggregate indebtedness to net capital	29.27%

Statement Pursuant to Rule 17a-5(d)(4)

There were material differences existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing, as of December 31,2024. Accordingly, a reconciliation was necessary.

CORE FINANCIAL, LLC
STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF THE RESERVE REQIREMENTS, AND POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2024

The Company does not claim an exemption from SEA Rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073 and the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers and (3) did not carry PAB accounts.



Crowe

Crowe LLP
Independent Member Crowe Global

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying Core Financial LLC Exemption Report, in which (1) Core Financial, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and (2) identified the following conditions pursuant to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under which the Company is eligible to file an Exemption Report because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (ii) did not carry accounts of or for customers; and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) (the "identified conditions") for the period January 1, 2024 through December 31, 2024 without exception. Core Financial, LLC's management is responsible for compliance with the identified conditions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Core Financial, LLC's compliance with the identified conditions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17 a-5.

Crowe LLP

Crowe LLP

Cleveland, Ohio
February 27, 2025



CREC
REAL ESTATE, LLC

CORE FINANCIAL LLC EXEMPTION REPORT

Core Financial LLC (the Company) is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3 and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) during the period January 1, 2024 through December 31, 2024 without exception.

<u>Core Financial LLC Exemption Report</u>

I, Jeffrey Coopersmith, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Founder and Chairman
Date of Report: February 27, 2025